Exhibit 99.1

Aesthetic Medical International Announces (i) Closing of Share Transfer, Issue of Conversion Shares, and Issue of Warrants, (ii) Resignations and Appointment of Directors, (iii) Release of Share Pledge, and (iv) Entry into certain Contractual Arrangements with respect to Equity Interests

Closing of Share Transfer, Issue of Conversion Shares, and Issue of Warrants

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on February 16, 2023 (collectively, “Previous Disclosure”) in relation to, among other, entry into a share purchase agreement, a subscription agreement, a shareholders’ agreement and a cooperation agreement. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure.

SHENZHEN, China, August 16, 2023, (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, is pleased to announce further to its Previous Disclosure, the Company has closed its previously announced (i) Share Transfer of an aggregate of 21,321,962 ordinary shares of the Company from Seefar, Jubilee, and Pengai Hospital Management Corporation to Wanda pursuant to a share purchase agreement between the Company, the Founders, certain existing shareholders of the Company controlled by the Founders and Wanda dated July 20, 2022; (ii) issue of a total number of 12,088,808 ordinary shares (the “Conversion Shares”) of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 (the “Closing Date”) pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, the Founders, Wanda and Jiechuang dated July 20, 2022 (the “Issue of Conversion Shares”); and (iii) issue of warrants (“Issue of Warrants”) to Seefar and Wanda pursuant to the shareholder’s agreement dated July 20, 2022 (Seefar and Wanda together, the “Warrantholders”).

Each Warrant shall entitle the Warrantholders to subscribe for one (1) warrant share (the “Warrant Share”) at the Exercise Price (as defined in the Warrant) subject to adjustments. The subscription rights attaching to the Warrants to subscribe for the Warrant Shares will be exercisable at any time during the Effective Period (as defined in each of the Warrants).

Upon the closing of the Share Transfer, Issue of Conversion Shares, and Issue of Warrants, collectively the “Transactions”), the shareholding percentage of AIH held directly through ordinary shares and indirectly through American depositary receipts by Seefar, Wanda and ADV would be approximately 4.8%, 14.9% and 19.4% of the ordinary shares issued and outstanding of the Company as enlarged by the issue of the Conversion Shares, respectively, as of the date of this form 6-K. This calculation has not taken into consideration of Warrants delivered to Seefar, Wanda, and ADV, the number of which may cause further change on the number of total ordinary shares outstanding.

Copies of the English Translation of Share Purchase Agreement, Shareholders’ Agreement, Cooperation Agreement, and Warrant for the Purchase of Shares of the Company to Seefar, Wanda and ADV are attached as exhibits from 99.2 to 99.8 of the form 6-K of the Company filed with SEC on July 20, 2022.

Resignations and Appointment of Directors

The board of directors of the Company (the “Board”) announced that with effect from the Closing Date the following directors have resigned as a director of the Company (the “Director”), as follows:

(1)	Dr. Zhou Pengwu has resigned as Chairman of the Board, the chairman of the nominating and corporate governance committee of the Board and Chief Executive Officer of the Company due to personal reasons, but will be reappointed as the non-executive co-chairman of the Board;
(2)	Ms. Ding Wenting has resigned as the vice-chairwoman of the Board due to personal reasons;
(3)	Ms. Hu Qing has resigned as a Director due to personal reasons;
(4)	Dr. Zhou Yitao has resigned as a Director due to personal reasons;
(5)	Mr. Wei Zhinan Nelson has resigned as a Director due to personal reasons;
(6)	Mr. Yan Hongfei has resigned as a Director due to personal reasons;

(7)	Ms. Cathy Peng has resigned as an independent Director, the chairwoman of the compensation committee of the Board, and a member of both the audit committee and the nominating and corporate governance committee of the Board due to personal reasons;
(8)	Mr. Xue Hongwei has resigned as an independent Director, the chairman of the audit committee of the Board, and a member of both the compensation committee and the nominating and corporate governance committee of the Board due to personal reasons; and
(9)	Mr. Tsang Eric Chi Wai has resigned as an independent Director, and a member of both the audit committee and the compensation committee of the Board due to personal reasons.

Each of the resigned Directors has confirmed that he or she has no disagreement with the Board and there is no other matter relating to his or her resignation as a Director that needs to be brought to the attention of holders of securities of the Company or The Nasdaq Inc.

The Board further announced that with effect from the Closing Date, the following nominees have been appointed as Directors, as follows:

(1)	Mr. Zhang Chen has been appointed as the executive co-chairman of the Board, and the chairman of the nominating and corporate governance committee of the Board;
(2)	Dr. Zhou Pengwu has been appointed as the non-executive co-chairman of the Board;
(3)	Ms. Wu Binhua has been appointed as a Director and a member of the compensation committee of the Board;
(4)	Ms. Laurena Wu has been appointed as a Director;
(5)	Ms. Wu Binqi has been appointed as a Director;
(6)	Mr. Zhang Changsuo has been appointed as a Director;
(7)	Mr. Zhou Xichun has been appointed as a Director;
(8)	Mr. Liu Bo has been appointed as a Director;
(9)	Mr. Jim Wai Hang has been appointed as an independent Director and a member of the audit committee of the Board;
(10)	Mr. Lin Yingzhou has been appointed as an independent Director, the chairman of the compensation committee of the Board, a member of both the audit committee and the nominating and corporate governance committee of the Board; and
(11)	Ms. Li Yanyun has been appointed as an independent Director and the chairman of the audit committee of the Board, a member of both the compensation committee and nominating and corporate governance committee of the Board.

Below are the biographies of each of the newly appointed Directors:

Mr. Zhang Chen is a renowned entrepreneur, who had held various leadership positions in different companies, including as the general manager of Shenzhen Lafang Investment Management Co., Ltd. Currently, Mr. Zhang is the executive director of Shenzhen Lafang Investment Management Co., Ltd., executive director and general manager of Hainan Runming Biotechnology Co., Ltd., director of Hawyu (HK) Limited. Furthermore, Mr. Zhang joined the Chinese listed company, Lafang China Co., Ltd., in 2009 as a director, vice general manager, and secretary to the board of directors, where he played a crucial role in the company's success. Mr. Zhang is the spouse of Ms. Wu Binhua, the brother-in-law of Ms. Laurena Wu and Ms. Wu Binqi, who are also directors of the Board, and the son-in-law of Mr. Wu Guiqian, the Company's actual controller.

Ms. Wu Binhua currently serves as the general manager of Shenzhen Lafang Investment Management Co., Ltd. and Shenzhen Yijing Investment Co., Ltd., and a supervisor of Benkang Biopharmaceutical (Shenzhen) Co., Ltd., and Lafang China (Fujian) Co., Ltd. Ms. Wu Binhua is the spouse of Mr. Zhang Chen, the newly appointed executive co-chairman of the Board, and the daughter of Mr. Wu Guiqian and the sister of Ms. Laurena Wu and Ms. Wu Binqi.

Ms. Laurena Wu currently serves as the actual controller and director of Wider Huge Group Limited and Australia Wanda International Company Limited. Ms. Laurena Wu is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Wu Binqi.

Ms. Wu Binqi currently serves as executive director and manager of Fasong Investment Management (Shanghai) Co., Ltd., Dewei (Shanghai) Cosmetics Co., Dewei Luteng (Guangzhou) Enterprise Management Co., Ltd. and Deji (Guangzhou) Life Science Technology Co., Ltd., and a supervisor of Guangdong Yitai Investment Co., Ltd. Ms. Wu Binqi is an exceptional entrepreneur and a member of Relay China Youth Elite Association. She has spent years studying fashion abroad and now has turned her attention to the Chinese cosmetics industry. With her deep knowledge of international fashion trends and design, she is poised to make a significant impact on this growing industry. Ms. Wu Binqi is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Laurena Wu.

Mr. Zhang Changsuo has been a leading figure in the kindergarten through twelfth grade (the “K-12”) education industry in China for over 14 years. With a focus on K-12 and extracurricular training, he has made significant contributions to the development of the education landscape in Southwest China. Mr. Zhang Changsuo began his career in education as a partner of Xi’an Xin Fangxiang Education Technology Co., Ltd., where he soon became a prominent expert in the K-12 education industry with his focused approach and innovative ideas. In 2011, Mr. Zhang Changsuo founded Mingda Education Group (the “Mingda”) and served as the founder and chairman until 2021. Under his leadership, Mingda became one of the most successful education groups in China. Mingda has deeply cultivated the K-12 market in Southwest China, providing students with high-quality education and extracurricular training programs. After nearly 10 years of development, Mingda has set up a total of 39 teaching centers with more than 30,000 students currently enrolled and over 1,000 professional teachers in service in Hainan Province, Fujian Province, Guizhou Province, and Guangxi Province in China. Among them, Mingda is ranked No.1 in K-12 education industry in terms of market share in Hainan Province and Guangxi Province. Mr. Zhang Changsuo received his bachelor’s degree in Computer Science and Technology from Chang’an University in 2003.

Mr. Zhou Xichun has served as an assistant to chairman since 2019 and has played a key role in the Company’s initial public offering. Mr. Zhou Xichun was responsible for creating the business plan for expanding non-surgical aesthetic medical clinics, which included funding resources, operation framework, information technology management, financial projections and so on. His expertise and leadership have been integral to the Company’s pioneer role in the Chinese non-surgical aesthetic medical market. Mr. Zhou Xichun graduated from the University of California, Irvine in 2021 with a bachelor’s degree in Economics. Mr. Zhou Xichun is the son of Dr. Zhou Pengwu, the founder of the Company.

Mr. Liu Bo has over 25 years of experience in the financial services sector and leads ADV’s coverage of China. Prior to joining ADV, Mr. Liu Bo served in various senior positions in Private Equity and Corporate investment roles, including CVC Capital Partners Asia, CITIC Capital and Wanda Investment (not affiliated with Australia Wanda International Company Limited). Mr. Liu Bo holds an MBA from the University of Michigan and a Bachelor's in Finance and Economics.

Mr. Jim Wai Hang has over 10 years of experience in the financial services industry across principal investment and investment banking, currently covering the Greater China Region for ADV Partners Limited, or ADV Partners. Prior to joining ADV Partners, Mr. Jim Wai Hang worked at Deutsche Bank's investment banking division from July 2014 to October 2015, and at Macquarie Capital from February 2013 to June 2014. Mr. Jim Wai Hang received his bachelor’s degree in Business Administration in Global Business and Finance from the Hong Kong University of Science and Technology in June 2012.

Mr. Lin Yingzhou has been engaged in intellectual property practice for 16 years. He has been the deputy secretary general of Shantou Patent Protection Association for three consecutive terms since 2005, and is now an expert of Guangdong Provincial Intellectual Property Expert Pool, an expert member and arbitrator of Shantou Arbitration Commission, and an expert of Shantou Intermediate People's Court Think Tank. He has been providing consulting services to Shantou enterprises on the application of the patent system and the strategy of patent rights defense.

Ms. Li Yanyun is a seasoned financial expert with over 20 years of experience in finance and accounting, operation and professional services. She has worked in various industries such as accounting, shipping, manufacturing and agriculture, gaining extensive knowledge and expertise in these fields. Ms. Li Yanyun currently serves as the financial controller of Fubang Resources (Singapore) Pte Ltd. She is a member of the Association of Chartered Certified Accountants and a Chartered Accountant of Singapore. She received her master’s degree in Finance from the Royal Melbourne Institute of Technology in 2012.

Release of Share Pledge

Release of Share Pledge of Peng Oi Investment (Hong Kong) Holdings Limited in favor of Beacon Technology Investment Holdings Limited

On the Closing Date, Peng Oi Investment (Hong Kong) Holdings Limited (“POI”) as the pledgor and Beacon Technology Investment Holdings Limited (“BTI”) as the pledgee entered into a deed of release (the “Deed of Release”), pursuant to which the equity interest pledge agreement dated September 17, 2020 (the “Equity Pledge Agreement”) shall be terminated and BTI shall relinquish all of its right thereunder, including without limitation all of its right of pledge in 51% of the equity interest in Peng Yi Da Business Consulting Co., Ltd. (“PYD”) (the “Equity Pledge”). Under the Deed of Release, the Equity Pledge shall be released immediately upon the execution of the Deed of Release.

Release of Share Pledge of Dragon Jade Holdings Limited in favor of Peak Asia Investment Holdings V Limited ("ADV”)

On the Closing Date, Dragon Jade Holdings Limited (“DJH”) as the chargor and ADV as the secured party entered into a deed of release (the “Deed of Release”), pursuant to which the deed of share charge dated September 17, 2020 (the “Deed Charge”) shall be terminated and ADV shall relinquish all of its right thereunder, including without limitation all of its right of pledge in 51% of the equity interest in POI (the “Equity Pledge”). Under the Deed of Release, the Equity Pledge shall be released immediately upon the execution of the Deed of Release.

Release of Share Pledge of AIH in favor of ADV

On the Closing Date, AIH as the chargor and ADV as the secured party entered into a deed of release (the “Deed of Release”), pursuant to which the deed of share charge dated September 17, 2020 (the “Deed Charge”) shall be terminated and ADV shall relinquish all of its right thereunder, including without limitation all of its right of pledge in 51% of the equity interest in DJH (the “Equity Pledge”). Under the Deed of Release, the Equity Pledge shall be released immediately upon the execution of the Deed of Release.

As of the date of this form 6-K, POI, DJH and PYD are wholly-owned subsidiaries of AIH. Copies of the foregoing deeds of release are attached hereto as Exhibit 99.2, 99.3 and 99.4 and are incorporated by reference herein.

Contractual Arrangements with respect to Equity Interests

Reference is made to the annual report for the fiscal year ended December 31, 2022 of the Company filed with the SEC on April 21, 2023 (the “Annual Report”) in relation to, among others, the Target Equity Interests in the Relevant Subsidiaries from page 90 to 94. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Due to the restriction of the Foreign Investment Catalog 2015, the Company decreased its shareholding to no more than 70.0% in the Relevant Subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. On April 26, 2023, the Company entered into a series of contractual arrangements (the “Contractual Arrangements”) with Mr. Zhou Qiuming, Shenzhen Pengai Investment and Beijing Aomei, Yantai Pengai, Shanghai Pengai, Shenzhen Pengai Xiuqi and Guangzhou Pengai Xiuqi (collectively, “Relevant Subsidiaries A”), with respect to the certain equity interests in the Relevant Subsidiaries A. These Contractual Arrangements enable the Company to (i) exercise control over the equity interests in the Relevant Subsidiaries A; (ii) receive economic benefits from the equity interests in the Relevant Subsidiaries A; and (iii) have an exclusive option to purchase all or part of the equity interests when and to the extent permitted by PRC laws. Mr. Zhou Qiuming is a third-party independent of the Company and its affiliates.

The following table sets out the equity interests in each of the Relevant Subsidiaries A held or to be held by the following nominee(s), for which the Company is entitled to receive relevant economic benefits pursuant to the Contractual Arrangements.

Name of the Relevant Subsidiaries A	Name of the Nominee	Percentage of the Equity Interests in the Relevant Subsidiaries A held by the Nominee
Beijing Aomei	Mr. Zhou Qiuming	25%
Yantai Pengai	Mr. Zhou Qiuming	24%
Shanghai Pengai	Mr. Zhou Qiuming	15%
Shenzhen Pengai Xiuqi	Mr. Zhou Qiuming	27%
Guangzhou Pengai Xiuqi	Mr. Zhou Qiuming	3%

The following is a summary of the currently effective Contractual Arrangements with respect to the equity interests in the Relevant Subsidiaries A.

Loan Agreement

Loan agreements between Shenzhen Pengai Investment and Mr. Zhou Qiuming

Shenzhen Pengai Investment, as the lender, entered into certain loan agreements with Mr. Zhou Qiuming, as the borrower. Pursuant to each of these loan agreements, Shenzhen Pengai Investment agrees to extend a loan to Mr. Zhou Qiuming in an equivalent amount to the purchase price to be paid by Mr. Zhou Qiuming for acquiring the equity interests in the Relevant Subsidiaries A. Pursuant to each of these loan agreements, Mr. Zhou Qiuming shall repay the loan by transferring its current and future economic interest of the equity interests in the Relevant Subsidiaries A to Shenzhen Pengai Investment.

Economic Interest Transfer Agreement

Economic Interest Transfer Agreement between Mr. Zhou Qiuming, Shenzhen Pengai Investment and the Relevant Subsidiaries A

Mr. Zhou Qiuming, Shenzhen Pengai Investment and each of the Relevant Subsidiaries A entered into certain economic interest transfer agreements. Pursuant to each of these economic interest transfer agreements, the economic interest in relation to the equity interests currently held and subsequently acquired by Mr. Zhou Qiuming, including but not limited to (i) incomes arising from the disposal of the equity interests (including derivative equity interest of the equity interests) under any circumstance; (ii) dividends and bonus obtained on the basis of the equity interests (including derivative equity interest of the equity interests) under any circumstance; (iii) residual assets and other economic profits allocated after the liquidation of the Relevant Subsidiaries A, and (iv) any other cash income, property and economic benefit arising from the equity interests (including derivative equity interest of the equity interests), shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Mr. Zhou Qiuming under each loan agreement is deemed fully discharged.

Exclusive Option Agreement

Exclusive Option Agreement between Shenzhen Pengai Investment, Mr. Zhou Qiuming and the Relevant Subsidiaries A

Mr. Zhou Qiuming, Shenzhen Pengai Investment and each of the Relevant Subsidiaries A entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Mr. Zhou Qiuming irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interests in the Relevant Subsidiaries A, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Mr. Zhou Qiuming and the Relevant Subsidiaries A undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiaries A not to declare any dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Mr. Zhou Qiuming increases its capital injection into the Relevant Subsidiaries A, Mr. Zhou Qiuming undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interests in the Relevant Subsidiaries A held by Mr. Zhou Qiuming are transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

Equity Interest Pledge Agreement

Equity Interest Pledge Agreement between Shenzhen Pengai Investment, Mr. Zhou Qiuming and the Relevant Subsidiaries A

Mr. Zhou Qiuming as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries A entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Mr. Zhou Qiuming has pledged all of the equity interests in Relevant Subsidiaries A and agreed to pledge all future equity interests in the Relevant Subsidiaries A acquired by him to Shenzhen Pengai Investment to guarantee the performance by Mr. Zhou Qiuming and the Relevant Subsidiaries A of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiaries A or Mr. Zhou Qiuming breach any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Mr. Zhou Qiuming shall not permit the existence of any security interest or other encumbrance on the pledged equity interests or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiaries A shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Mr. Zhou Qiuming discharges all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Mr. Zhou Qiuming or the Relevant Subsidiaries A under these agreements or invalidity, revocation and termination of any of these agreements.

Power of Attorney

Power of Attorney Executed by Mr. Zhou Qiuming

Pursuant to relevant power of attorney executed by Mr. Zhou Qiuming, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder’s voting and other rights associated with the equity interests in each of the Relevant Subsidiaries A, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or depose of the equity interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Mr. Zhou Qiuming remains a shareholder of the Relevant Subsidiaries A, unless Pengai Investment has given contrary written instructions.

Spousal consent letter

Spousal consent letter of Ms. Ma Xiuhua

Pursuant to relevant spousal consent letters executed by Ms. Ma Xiuhua, she unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries A held or to be held by Mr. Zhou Qiuming and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. Ms. Ma Xiuhua agreed not to assert any rights over the equity interest in the Relevant Subsidiaries A held or to be held by Mr. Zhou Qiuming. In addition, in the event that Ms. Ma Xiuhua obtains any equity interest in each of the Relevant Subsidiaries A for any reason, she agreed to be bound by the Contractual Arrangements.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” or other similar statements. Statements that are not historical facts, including, without limitation, statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial conditions are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:
Aesthetic Medical International Holdings Group Limited
Email: ir@pengai.com.cn